Mail Stop 3561

      							August 9, 2005

Mr. Raymond R Brandstrom
Vice President of Finance, Chief Financial Officer, and Secretary
Emeritus Corporation
3131 Elliott Avenue
Suite 500
Seattle, WA 98121

	Re:	Emeritus Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the quarterly period ended March 31, 2005
		Filed May 13, 2005

Dear Mr. Brandstrom:

      We have reviewed your supplemental response letter dated
June
13, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 27, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2004

Consolidated Statement of Operations, page F-4

1. We note your response to prior comment 7. Notwithstanding your response, please revise the line item "Community Operations" to "Community Operations (exclusive of depreciation and amortization and facility lease expense shown separately below)."


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Raymond R Brandstrom
Emeritus Corporation
August 9, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE